Prudential Global Total Return Fund, Inc.
For the Fiscal Period Ended 10/31/2011
File Number 811-04661

SUB-ITEM 77D
Policies With Respect to Security Investment

PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.

Supplement dated March 10, 2011 to the
Prospectus dated February 9, 2011
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At a recent meeting of the Board of Directors of Prudential Global
Total Return Fund, Inc. (the "Fund"), the Board approved (i) a change in the dividend payment frequency for the Fund from quarterly to monthly, and (ii) a change in the Fund's benchmark for purposes of performance comparisons.

This supplement amends the Fund's Prospectus and is in addition to any existing supplement to the Fund's Prospectus.

1. The Fund's distribution schedule under the caption "Fund
Distributions and Tax Issues - Distributions," and the paragraph preceding the distribution schedule, are deleted and replaced with the following:

The chart below sets forth the expected frequency of dividend and capital gains distributions to shareholders. The Fund declares dividends of any net investment income to shareholders on a daily basis and distributes the dividends every month. Various factors may impact the frequency of dividend distributions to shareholders, including but not limited to adverse market conditions or portfolio holding-specific events.

Fund Distribution Schedule

Dividends
Monthly

Short-Term Capital Gains
Annually

Long-Term Capital Gains
Annually



2. The Fund's benchmark index for performance comparisons is changed from Citigroup World Government Bond Index -
Unhedged to Barclay's Capital Global Aggregate Bond Index. The index performance table under "Investments, Risks and Performance - The Fund's Past Performance" is deleted and replaced with the following:

Index %  as of 12/31/10 (reflects no
deduction for fees, expenses or taxes)
One
Year
Five
Years
Ten
Years
Barclay's Capital Global Aggregate Bond
Index
5.54
6.66
6.73
Citigroup World Government Bond Index
- Unhedged
5.17
7.08
7.00
Lipper Average
7.54
5.53
6.53

Notes: The Fund has changed its benchmark index for performance comparisons to the Barclay's Capital Global Aggregate Bond Index from the Citigroup World Government Bond Index - Unhedged. The Citigroup World Government Bond Index - Unhedged is composed of domestic and foreign government debt. The new benchmark index for performance comparisons, the Barclay's Capital Global Aggregate Bond Index, is composed of diversified sectors. The Fund does not limit its sector allocations to government debt.




LR378